HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 24, 2009

John L. Krug
Securities and Exchange Commission
Mail Stop 0610
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Preliminary proxy statement filed July 17, 2009


     This office represents CEL-SCI Corporation. The following is the Company's response to the comment received from the Staff by letter dated July 23, 2009.

     On December 30, 2008, CEL-SCI entered into an equity line of credit agreement with Ascendiant Capital Group, LLC.

     Under the equity line of credit agreement, Ascendiant agreed to provide CEL-SCI with up to $5,000,000 of funding prior to January 6, 2011. During this period, CEL-SCI can request a drawdown under the equity line of credit by selling shares of its common stock to Ascendiant and Ascendiant is be obligated to purchase the shares.

     CEL-SCI can request a drawdown by faxing a drawdown notice to Ascendiant, stating the amount of the drawdown. The purchase price per share of common stock to be sold to Ascendiant will be based on the daily volume weighted average price of CEL-SCI's common stock during each of the ten trading days immediately following the drawdown date, less a discount of 9%.

     NYSE Amex-listed companies may not issue more than 20% of their shares at below market price in a single transaction (or series of related transactions) without shareholder approval.

     When the Company applied to Amex to list the shares which could be issued in connection with the equity line, Amex recommended that the Company have the equity line approved by the Company's shareholders in the event that the Amex determined to integrate shares sold pursuant to the equity line with other shares which the Company may in the future issue at below market prices.

      The Company's proxy statement was filed on July 17, 2009. On July 20, 2009 the Amex advised the Company that it would not aggregate the shares issuable pursuant to the equity line with the Company's other transactions and, as a result, Amex saw no reason for the Company to have its shareholders approve the equity line.

      Since there are eight other items to be considered by the Company's shareholders at the annual meeting, the Company decided to remove the equity line from the proxy statement as approval of the equity line was no longer recommended by Amex.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.

                                    By   /s/ William T. Hart

                                         William T. Hart